SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                             FORM 6-K

                      Report of Foreign Issuer

                Pursuant to Rule 13a-16 or 15d-16 of

                the Securities Exchange Act of 1934


                 For the month of July 31, 2001

                  Titan Trading Analytics Inc.
         ---------------------------------------------
        (Translation of registrant's name into English)

      201 Selby Street, Nanaimo, British Columbia, V9R 2R2
        ----------------------------------------------------
            (Address of principal executive offices)
[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F

     [indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.]

                        Yes               No  X


                              SIGNATURES

     Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Titan Trading Analytics Inc.
                                 ----------------------------
                                        (Registrant)

Date   June 29, 2001              By   "Michael B. Paauwe"
    -----------------                ------------------------
                                   Michael B. Paauwe, President

To:  Alberta Securities Commission
     British Columbia Securities Commission
     Canadian Venture Exchange

Dear Sirs:
Re:  Titan Trading Analytics Inc. (the "Company")

We confirm that the attached BCFORM51-901F, together with Schedules A, B and C thereto, was mailed by pre-paid mail on September 28, 2001 to all of the registered shareholders of the common shares of the Company and all persons on the supplemental mailing list. We are providing this material to you in compliance with regulations made under the Securities Act.

Sincerely yours,
TITAN TRADING ANALYTICS INC.
"JENNIFER GEE"

PER:
Ms. Jennifer Gee, Chief Financial Officer

Tel:   (250) 758-4954
Fax:  (250) 758-1189

British Columbia                   QUARTERLY AND YEAREND REPORT
Securities Commission                      BCFORM51-901F
---------------------------------------------------------------------
ISSUER DETAILS                |  FOR QUARTER ENDED  | DATE OF REPORT
NAME OF ISSUER                |      JULY 31, 2001  | (Y/M/D)
Titan Trading Analytics Inc   |                     | 01/09/28
---------------------------------------------------------------------
ISSUER'S ADDRESS
3473 Ellis Place
---------------------------------------------------------------------
CITY     PROVINCE | POSTAL  | ISSUER FAX NO    | ISSUER TELEPHONE NO.
                  | CODE    |                  |
Nanaimo  BC       | V9T 4Y6 | 250-758-8322     | 250-758-8262
---------------------------------------------------------------------
CONTACT PERSON    | CONTACT'S POSITION         | CONTACT TELEPHONE NO
Jennifer Gee      | Chief Financial Officer    | 250-758-4954
---------------------------------------------------------------------
CONTACT EMAIL ADDRESS              | WEBSITE ADDRESS
jgee@titantrading.com              | www.titantrading.com
---------------------------------------------------------------------
CERTIFICATE
The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.
---------------------------------------------------------------------
DIRECTOR'S SIGNATURE  |  PRINT FULL NAME      |    DATE SIGNED
"MICHAEL B. PAAUWE"   |  Michael B. Paauwe    |    01/09/28
---------------------------------------------------------------------
DIRECTOR'S SIGNATURE  |  PRINT FULL NAME      |    DATE SIGNED
"MICHAEL GOSSLAND"    |  Michael Gossland     |    01/09/280
---------------------------------------------------------------------

                 TITAN TRADING ANALYTICS INC.
                         SCHEDULE A
                  SUPPLEMENTARY INFORMATION
                  PERIOD ENDED JULY 31, 2001

                TITAN TRADING ANALYTICS INC.
      (Incorporated under the laws of British Columbia)

             CONSOLIDATED INTERIM BALANCE SHEET

            FOR THE 9 MONTHS ENDED JULY 31, 2001
        WITH COMPARATIVES FIGURES AT JULY 31, 2000
                  (CANADIAN DOLLARS)


ASSETS
Current Assets                             2001        2000
Cash and short-term investments        $  494,001  $  772,288
Accounts receivable                        14,333      14,573
Prepaid expenses                            3,455      25,299
                                       ----------  ----------
                                          511,789     812,160

Software and systems
  development (net)                       382,328     394,382
Capital assets (net)                       52,544      38,704
                                        ---------  ----------
                                       $  946,661  $1,245,246

LIABILITIES
Current Liabilities
Accounts payable and accrued
  Liabilities                          $   20,796  $   13,127
Share subscriptions receivable                  0           0
                                       ----------  ----------
                                           20,796      13,127

SHAREHOLDERS' EQUITY
Share capital                          $3,715,938  $3,375,938
Deficit                                (2,790,073) (2,143,819)
                                       ----------  ----------
                                       $  946,661  $1,245,246
                                       ----------  ----------

Approved by the Directors

(Signed) Michael B. Paauwe   Director

(Signed) Michael Gossland    Director

See accompanying notes to the consolidated financial statements
           PREPARED BY MANAGEMENT WITHOUT AUDIT

              TITAN TRADING ANALYTICS INC.

CONSOLIDATED INTERIM STATEMENT OF OPERATIONS AND DEFICIT

         FOR THE 9 MONTHS ENDED JULY 31, 2001
      WITH COMPARATIVES FIGURES AT JULY 31, 2000
                 (CANADIAN DOLLARS)

Revenue                               2001          2000
Software licenses and
  Subscriptions                    $   31,633    $   18,256
Trading Income                              0           124
                                   ----------    ----------
                                   $   31,633    $   18,380

Expenses
Advertising, marketing
  and promotion                        18,214        38,720
Amortization                           75,135        63,140
Bank charges                            1,972         2,270
Directors' fees                         5,000         5,000
Foreign exchange loss                     948             0
Investor relations                     19,115         3,844
Management fees                        47,250        75,724
Office                                 24,565         6,140
Professional fees                      47,879        29,146
Rent                                    4,227         4,050
Salaries and benefits                 122,382       148,566
System testing                         13,566         7,011
Telephone                               6,571         6,673
Travel                                 10,868         6,744
                                   ----------    ----------
                                   $  397,692    $  397,030

Interest and Other Income              10,435        10,212

Net loss for the period              (355,624)     (368,438)

Deficit beginning of period        (2,434,449)   (1,775,381)
                                   ----------    ----------
Deficit end of period             $(2,790,073)  $(2,143,819)
                                   ----------    ----------


See accompanying notes to the consolidated financial statements
           PREPARED BY MANAGEMENT WITHOUT AUDIT

               TITAN TRADING ANALYTICS INC.

       CONSOLIDATED INTERIM STATEMENT OF CASH FLOW

           FOR THE 9 MONTHS ENDED JULY 31, 2001
       WITH COMPARATIVES FIGURES AT JULY 31, 2000
                 (CANADIAN DOLLARS)

                                       2001         2000
Cash from operating activities
Net loss for the period            $  (355,624)  $  (368,438)
Item not involving cash
  Amortization                          75,133        63,140
                                   -----------   -----------
                                      (280,491)     (305,298)

Net change in non-cash working
  capital balances                      (3,194)      (44,763)
                                   -----------   -----------
                                      (283,685)     (350,062)

Cash used in investing activities
Acquisition of capital assets          (17,223)       (3,787)
Software & Systems development        (155,489)     (207,846)
                                   -----------   -----------
                                      (172,713)     (211,633)

Cash from financing activities
Share subscriptions received and
  Issuance of Common Shares            340,000       572,976
                                   -----------   -----------
                                       340,000       572,796

Increase in cash during the period    (116,398)       11,281

Cash and short-term investments,
  beginning of the period              610,398       761,007
                                   -----------   -----------
Cash and short-term investments,
  end of period                    $   494,001   $   772,288
                                   -----------   -----------

See accompanying notes to the consolidated financial statements
            PREPARED BY MANAGEMENT WITHOUT AUDIT

Notes to the Interim Financial Statements Ended July 31, 2001:

Note 1. Interim financial statements:
The unaudited management prepared financial statements of Titan Trading Analytics Inc. covering the nine month period ended July 31, 2001 reflect all adjustments which are necessaryto a fair statement of results for the interim period presented, on a basis consistent with prior periods reported.

Note 2. United States accounting principles:
This note summarizes the material variations in the accounting principles; practices and methods between Canadian and United
States generally accepted accounting principles (GAAP) and how these variations impact the financial statements.

a)  Balance sheet
There are no differences between United States generally accepted accounting principles and Canadian generally accepted accounting principles that would result in material changes to the balance sheet.

b)  Short-term investments
Under United States generally accepted accounting principles, short-term investments are recorded at market value. At
July 31,2001 there were no differences between the cost and the market value of the short-term investments.

c)  Escrow shares
Under United States generally accepted accounting principles, the 3,000,000 common shares of the Company held in escrow are considered contingent shares because the conditions for issuance are not currently met and will not be met by the mere passage of time. If these shares are ever released from escrow, to the extent their fair market value exceeds their issuance price, compensation expense would be recognized at that time by the Company.

d)  Cost of sales
Under United States generally accepted accounting principles costs of sales are required to be separately disclosed. The cost of sales for software sales and trading income in the current and comparable prior interim three-month period is comprised of:

                                     July 2001    July 2000
Amortization of software and
  systems development                  $65,857      $63,140
Delivery                                 1,318        1,262
                                     ---------    ---------
Cost of sales                          $67,175      $64,402
                                     ---------    ---------

e)  Foreign currency translation
The application of the temporal method of foreign currency translation used by the Company under Canadian generally accepted accounting principles does not result in material differences from United States generally accepted accounting principles.

f)  Loss per share
Under United States generally accepted accounting principles
(US GAAP), the loss per share is calculated on the basis that the weighted average number of shares outstanding during the year excludes shares that are considered contingent shares.
This means the 3,000,000 escrow shares are excluded from the calculation under US generally accepted accounting principles. On that basis, calculation of the loss per share for the current reporting period under US generally accepted accounting principles is as follows.

During the six month period ended July 31, 2001 the weighted average number of shares outstanding was 9,521,299. 3,000,000 of that total are escrow shares. Therefore, under US GAAP, the loss per share for the nine months period ended July 31, 2001 is $0.04 per share (for the comparative nine months ended July 31, 2000, the loss was $0.04 per share).

g)  Development stage enterprise
Under United States generally accepted accounting principles the Company is considered to be a development stage enterprise and all revenues and expenses and cash flows from inception to the reporting date are to be reported.

The Company's consolidated revenue and expenses from incorporation on November 30, 1993 to July 31, 2001 are:

Revenue

Software licenses and subscriptions            $   218,528
Trading income                                      41,044
                                               -----------
                                                   259,572

Expenses
Advertising, marketing and promotion               472,604
Amortization                                       721,203
Bank charges                                        13,079
Capital taxes                                       11,507
Consulting                                          30,000
Directors' fees                                     20,000
Foreign exchange loss                                8,758
Investor relations                                 181,818
Management fees                                    413,124
Office                                             117,136
Professional fees                                  216,953
Rent                                                42,697
Research and development                           266,020
Salaries and benefits                              531,769
System testing                                      74,620
Telephone                                           41,019
Travel                                             105,017
                                               -----------
                                               $ 3,249,325
                                               -----------
                                                (2,989,753)

Interest and other income                          199,679
                                               -----------
Net loss for the period and deficit
Accumulated during the development stage       $(2,790,074)
                                               -----------


The Company's cash flows from incorporation on November 30, 1993 to July 31, 2001 are:

Cash flows from (used in) operating activities
Net loss for the period                         $(2,790,074)
Adjustments for:
Amortization                                        721,201
Foreign exchange gain                                 6,824
                                                 ----------
                                                 (2,062,049)

Net change in non-cash working capital balances
Increase in accounts receivable                     (15,156)
Increase in prepaid expenses                         (3,455)
Increase in accounts payable and
  accrued liabilities                                21,619
                                                 ----------

Cash used in operating activities                (2,059,041)

Cash flows used in investing activities
Software and system development                    (998,477)
Acquisitions of capital assets                     (157,595)
                                                 ----------
Cash used in investing activities                (1,156,072)

Cash flows from (used in) financing activities
Share subscriptions received                              0
Issuance of common shares                         3,857,027
Share issue costs                                  (141,089)
                                                 ----------
Cash from financing activities                    3,715,938

Foreign exchange gain on cash held in
  foreign currency                                   (6,824)
                                                 ----------
Net increase in cash during the period          $   494,001

h)  Stock options
Under United States generally accepted accounting principles, granting of stock options to directors, officers and employees may give rise to a charge to income for compensation. The companyhas prepared its financial statements in accordance with APB 25 under which stock options are measured by the intrinsic value method whereby directors, officers and employee compensation cost is limited to the excess of the quoted market price at date of grant over the option exercise price. Since the exercise price was equal to or less than the quoted market price at the dates the stock options were granted, there was no compensation cost to be recognized.

                  Titan Trading Analytics Inc.

                          Schedule B
                  Supplementary Information
            For the Third Quarter ended July 31, 2001

1. Analysis of expenses and deferred costs for the current year to date:

Software and systems development

Cost - October 31, 2000 balance                $    842,988
Current period - November 1, 2000 to
  July 31, 2001                                     155,490
                                                -----------
                                               $    998,478

Accumulated amortization -
  October 31, 2000 balance                     $   (550,293)
Current period - November 1, 2000
  to July 31, 2001                                  (65,857)
                                                -----------
                                               $   (616,150)

Software and systems development (net)         $    382,328

2.  Related party transactions as at July 31, 2001:

Expenditures to parties not dealing at arm's length made during the year to date period:

Management contracts:
     1.  Michael B. Paauwe & Associates   (a)  $94,500
     2.  Michael Gossland & Associates    (b)  $90,000

These amounts are included in management fees expense, as well as in capitalized amounts of software and systems during the period, which are subject to amortization.

Notes:
(a) Payments made pursuant to a written contract services agreement between the Company and Michael Paauwe's independent management and financial consulting firm, Michael B. Paauwe and Associates.

(b) Payments made pursuant to a written contract services agreement between the Company and Michael Gossland's independentsoftware engineering and consulting firm, Michael
Gossland and Associates.

Outside Directors Fees:  1.  Paul Shatzko    $2,500
                         2.  Robert Shatzko  $2,500

2.  Related party transactions: NIL

3. Securities issued and options granted during the period: NIL
4. Summary of securities as at the end of the reporting period as at July 31, 2001:

Authorized share capital        100,000,000 common shares
Issued share capital              9,812,966 common shares

Options reserved for
  future issuance                 1,755,000 common shares
Warrants reserved for
  future issuance                   930,067 common shares
Fully diluted as at
  March 31, 2001                 12,498,033 common shares

Stock Options Granted as at July 31, 2001:

Name               No of Shares    Per Share   Expiry Date
Michael B. Paauwe    430,000        $0.61    January 16, 2006
Michael Gossland     415,000        $0.61    January 16, 2006
Paul Shatzko         290,000        $0.61    January 16, 2006
Robert Shatzko       130,000        $0.61    January 16, 2006
John Austin          210,000        $0.61    January 16, 2006
Jennifer Gee          30,000        $0.61    January 16, 2006
John Austin           10,000        $0.50         May 8, 2006
Ken Shortt           200,000        $0.50         May 8, 2006
Linda Martin          20,000        $0.50         May 8, 2006
Greg Kennedy          20,000        $0.50         May 8, 2006
                   ---------
                   1,755,000

Warrants Outstanding as at July 31, 2001:
        250,067 warrants       $3.00      To Sept 19, 2001
        550,000 warrants       $0.61   To January 10, 2003
        130,000 warrants       $0.61   To January 28, 2003
       --------
Total   930,067 warrants

Escrow shares - TTN Escrow Capital Corp.3,000,000 common shares

5)  Directors:  Michael Paauwe     Officers:  Michael Paauwe
                Michael Gossland              Michael Gossland
                Paul Shatzko                  Jennifer Gee
                Robert Shatzko
                John Austin

                     TITAN TRADING ANALYTICS INC.
                           SCHEDULE C
                      SUPPLEMENTARY INFORMATION
                      PERIOD ENDED JULY 31, 2001

                   TITAN TRADING ANALYTICS INC.
   MANAGEMENT DISCUSSION - QUARTER ENDED July 31, 2001

Overview of current business plans and operations:

During the period ended July 31st, 2001, we changed our businessplans substantially, in response to the serious decline in the financial markets. That decline has brought about a marked shrinkage in the size of the individual investor online subscription market we targeted. Better opportunities exist for Titan by licensing trading systems to and managing accountsof institutions and sophisticated investors.

We have continued to add to our core high quality trading technology. We expect to start to soon realize the benefits of these major investments.

Our short term Titan Platinum Alert big cap stock basket tradingsystem has continued to outperform the US stock market dramatically.It has produced a 44.7% return in year-to-date published performance.Our basic stock market timing service has also produced spectacular published results in real time. This has now been the case for over three years. These rigorously tested market timing and stock trading systems represent the highest growth potential for future profitability for our Company.

Decimalization in US markets and the severity of the bear market in stocks has had an overall negative impact on the sales prospects for our online intraday stock trading platform. Data-feed supply costs and the legal complexities related to reseller arrangements, created a cost structure that was far higher than original estimates. The increased risk of larger than expected losses and an unwillingness to absorb such losses,resulted in a decision to cancel the launch of that product and just use it internally.

We are currently working on the introduction of a private capital management business using our unique technology.
We simplified the existing private subscription publication as a means of attracting future customers. We are now also adding a new institutional subscription service. Even though market conditions are weak, stronger demand is emerging for higher quality services in asset management, as industry performance suffers during the protracted bear market in stocks.

Our efforts are now aimed primarily at trading managed accounts and establishing private hedge fund licensing of our Platinum
Alert online stock basket trading software.

We have made marked progress in negotiating trading system licensing alliances in the United States and Europe. We expect to make announcements on these new initiatives sometime in the fall.

New financings during the period:

We completed $340,000 in private placements during the period with participation of officers and associates of the company.
This proved vital to our survival.

In May 2001, we hired a Manager of Investor Relations. We also retained a communications consultant specializing in Media Relations to improve effectiveness in communications with customers and potential investors. We also retained COPS USA Inc., an investment and merchant banking firm in Colorado, to assist us in securing new equity capital financings to implement our plans. Due to the adverse capital markets for microcaps, activity with COPS has not yet really proceeded. This may change in the fall as we test response to the new hedge fund and institutional software licensing plans.

Analysis of financial results for the period:

The company remained in a development stage during the period ended July 31st, 2001. The loss for the period was $355,624, compared to a loss of $368,438 for the same period last year. Total expenses were almost the same as in the same period last year. Reduced management fees and marketing costs were offset by increased professional fees and office expenses. System testing expense rose to $13,566 from $7,011 in the same period last year.

Professional fees increased to $47,879, compared to $29,146 in the same period last year, mainly from ongoing efforts to secure new equity financings. This was offset somewhat by reduced management costs. Software subscription income rose to 31,633 from beta testing of the new online trading platform and subscriptions.

$280,491 cash was used in operations during the period, compared to $305,298 in the previous year. We made expenditures of $17,223in acquisition of capital assets and spent $155,489 on new software development. Please refer to the Schedules attached for more details.

Liquidity

At the end of the period the Company had total assets of $946,661, cash balances of $494,001 and net working capital of $490,993.

We are continuing to seek new equity financings and new strategic alliances to enable us to profit from our online publications and the use of our trading software.

Impact of the events of September 11th, 2001:

The tragic events of September 11th, 2001 have materially increased our business risk going forward, as overall economic conditions have worsened and markets have collapsed subsequently. However, now more than ever, there is a stronger current need among sophisticated investors who have been hurt by the adverse market conditions, for the profitable trading methodologies and advanced trading software systems that Titan possesses.

We just have to adapt to the new business environment, work much harder and prove we can be much more effective in marketing our trading systems and services to our new prospective customers.

For investor relations information please contact Ken Shortt at 800 665 9117. For more information in connection with this Management Discussion or the financial statements, please contact Michael Paauwe, President at 250 758 8262. To review our products and technology, please visit our website at: www.titantrading.com